<u>Geopulse Exploration, Inc.</u>



145 S. Fairfax Avenue
Second Floor
Los Angeles, CA 90038

_____

(323) 300-4550
www.growthcircle.com
info@growthcircle.com
SIC code: 8742 – Management Consulting Services

Annual Report
For the Period Ending: December 31, 2019
(the "Reporting Period")

BUSINESS

We are focused on developing software applications and solutions using the latest technology, and web and mobile solutions in payment processing, trade finance, capital growth, and B2B and B2C markets, to solve major issues such as compliance, banking, digital payments, transaction management and marketing for commercial enterprises. Among our solutions are to provide:

- an FDIC insured crypto stablecoin,
- automated compliance,
- automated billing,
- automated taxes,
- blockchain transparency and tracking, and
- branding and marketing support for the end-users.

Our core product will be DoKT (an acronym for "Dollar Kept Token"), a stable-coin product for industry participants facilitating the transfer of cash in a digital format. This product "creates" the ability for participants to get their revenues into the banking system.

We intend to create Canncoin Tokens which, as a security token, will be an ERC20/223 token built on the Ethereum Blockchain and function as a revenue token eligible to benefit from the transactions on the CannCo Network platform. The tokens will receive a revenue share of the transactions that occur within the Cannco Network. The Canncoin, if and when issued, will receive a share of revenues created through the fees generated by DoKT.

There have been many notable mergers, acquisitions, IPOs and successful exits in the technology industry over the last 2 years. The early transactions have been with the "first to market" participants. We believe the next wave of transactions will be with a more sophisticated and complex group of participants that have learned from the "first to market" group. Targeting this next wave, we are creating a valuable platform as it will have data, knowledge, and defensible long term revenue streams, all that will drive an attractive future.

A. Describe any subsidiaries, parents, or affiliated companies, if applicable, and a description of such entity's business, contact information for the business, officers, directors, managers or control persons. Subsidiary information may be included by reference

We have one wholly-owned subsidiary, Growth Circle, Inc. Its contact information is the same.

B. Describe the issuers' principal products or services, and their markets

Our core product will be DoKT (an acronym for "Dollar Kept Token"), a stable-coin product for industry participants facilitating the transfer of cash in a digital format. This product "creates" the ability for licensed participants in the cannabis industry to get their revenues into the banking system.

We intend to create Canncoin Tokens which, as a security token, will be an ERC20/223 token built on the Ethereum Blockchain and function as a revenue token eligible to benefit from the transactions on the CannCo Network platform. The tokens will receive a revenue share of the transactions that occur within the Cannco Network. The Canncoin, if and when issued, will receive a share of revenues created through the fees generated by DoKT.

Previous Offerings

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock with par value of $0.001. As of December 31, 2019 the company had issued 87,543,987 shares of its common stock.

Preferred Stock

We have authorized the issuance of 2,000,000 shares of our preferred common stock with par value of $0.001. As of December 31, 2019 the company had issued 1,000,000 shares of its preferred stock. The preferred stock has 100 votes per share, and is convertible into common shares at a ratio of 1:1.

Shares Outstanding as of Second Most Recent Fiscal Year End: Opening Balance Date 12/31/16 68,804,000	Common: Preferred: 1,000,000		*Right-click the rows below and select "Insert" to add rows as needed.						
Date of Transaction	Transaction type (e.g. new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Shares were issued to (entities must have individual with voting / investment control disclosed).	Reason for share issuance (e.g. for cash or debt conversion) OR Nature of Services Provided (if applicable)	Restricted or Unrestricted as of this filing?	Exemption or Registration Type?
8/21/2017	Cancellation	1,000,000	Preferred	N/A	N/A	N/A	N/A	N/A	N/A
8/21/2017	Issuance	1,000,000	Preferred	$0.003	No	Marcus Laun	Reorganization[1]	Restricted	Private offering
3/29/2018	Issuance	13,600,000	Common	$0.003	Yes	James Pakulis	Consulting services	Restricted	Private offering
5/10/2018	Issuance	100,000	Common	$0.007	No	Ruben Granados	Contractual obligation	Restricted	Private offering
5/10/2018	Issuance	100,000	Common	$0.007	No	Andrew Bertino	Contractual obligation	Restricted	Private offering
7/2/2018	Cancellation	13,600,000	Common	N/A	N/A	N/A	N/A	N/A	N/A

10/29/18	Issuance	3,000,000	Common	$0.007	No	Ruben Granados	Contractual Obligation	Restricted	Private Offering
Various (4/20/2018 – 12/31/2018)	Issuances	3,278,620	Common	$0.10	No	442 Investors – See Attached	Capital raise	Restricted	Regulation Crowdfunding
Various (1/1/19 – 4/18/19)	Issuances	2,505,280	Common	$0.10	No	332 Investors – See Attached	Capital raise	Restricted	Regulation Crowdfunding
9/30/19	Issuances	5,400,000	Common	$0.007	No	Steve Bernstein; Mike Childs; Mark Childs	Contractual Obligation	Restricted	Private Offering
9/30/19	Issuances	8,712,174	Common	$0.007	No	26 Investors – See Attached	Contractual Obligation	Restricted	Private Offering
9/30/19	Cancellation	4,356,087	Common	N/A	No	Marcus Laun	N/A	N/A	N/A
Shares Outstanding on December 31, 2019:	Ending Balance: Common: 87,543,987 Preferred: 1,000,000								

[1] On August 21, 2017, we were party to a Reorganization and Securities Purchase Agreement whereby certain of our shareholders sold 53,000,000 of their shares to shareholders of Growth Circle, a Nevada corporation. As part of that transaction, 1,000,000 outstanding shares of our Series A Convertible Preferred Stock were cancelled, and we acquired Growth Circle in exchange for the issuance of 1,000,000 shares of our Series A Convertible Preferred Stock to Marcus Laun. In addition, all outstanding warrants and options to acquire our securities were canceled.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Operations in 2019 included the increases of activities in the technology development for the Company. The Company continued generating revenue in media production and advisory. These revenues declined as management devoted more time to development of products and services that will generate revenue in the future.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $2048.66. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not maintain any inventory. It has incurred debt in the course of acquiring Nvestly.com. The balance of that debt is currently $54,438.00. Additionally, the Company was loaned money from a Shareholder in the amount of $34,487. The Note bears interest at a rate of 10% per annum, and the total accrued interest is $6,600. The Company's founder has accrued compensation in the amount of $96,710 that has been unpaid.

The Company was loaned money on July 18, 2019 in the amount of $30,000 with interest at a rate of 100% per annum. The loan is due and payable on July 18, 2020. Total accrued interest is $13,726.

The Company was loaned money on July 30, 2019 in the amount of $50,000 with interest at a rate of 100% per annum. The loan is due and payable on July 30, 2020. Total accrued interest is $21,233.

The Company was loaned money on September 20, 2019 in the amount of $10,000 with interest at a rate of 100% per annum. The loan is due and payable on September 20, 2020. Total accrued interest is $2794.

The Company was loaned money on October 1, 2019 in the amount of $20,000 with interest at a rate of 100% per annum. The loan is due and payable on October 1, 2020. Total accrued interest is $5,041.

The Company was loaned money on November 12, 2019 in the amount of $25,000 with interest at a rate of 100% per annum. The loan is due and payable on November 12, 2020. Total accrued interest is $3,356.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name of Officer/Director and Control Person	Affiliation with Company (e.g. Officer/Director/Owner of more than 5%)	Residential Address (City / State Only)	Number of shares owned	Share type/class	Ownership Percentage of Class Outstanding	Note
Marcus Laun	Officer/Director/ Control Person	1402 N. Alta Vista Blvd., Apt. 303, Los Angeles, CA 90046	50,643,913[(3)]	Common	57.8%[(1)]	-
Marcus Laun	Officer/Director/ Control Person	1402 N. Alta Vista Blvd., Apt. 303, Los Angeles, CA 90046	1,000,000	Series A Convertible Preferred	100.0%[(2)]	-

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	1402 N. Alta Vista Blvd., Apt. 303, Los Angeles, CA 90046	50,643,913 shares		57.8%

(1)   Unless otherwise indicated, based on 87,543,987 shares of common stock issued and outstanding as of November 11, 2019. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(2)   Based on a total of 1,000,000 issued and outstanding shares.

(3)   Includes 49,643,913 shares of common stock and 1,000,000 shares of common stock into which Mr. Laun's preferred shares may be converted.

RELATED PARTY TRANSACTIONS

From time to time the Company has borrowed from its founder, Marcus Laun, these borrowings currently stand at $32,112.

OUR SECURITIES

Our authorized capital stock consists of 200,000 shares of common stock, par value $0.0001 per share. As of December 31, 2018 75,282,620 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The Company has issued 1,000,000 shares of Convertible Preferred Series A Shares. These shares are convertible into 1 share of stock. These shares have voting rights of 100 votes per share.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Geopulse Exploration, Inc.

By   /s/ Marcus Laun

Name   Marcus Laun
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Geopulse Exploration, Inc
Profit and Loss
December 31, 2019 and 2018

	12 months ended 12/31/2019	12 months ended 12/31/2018	3 months ended 12/31/2019	3 months ended 12/31/2018
Income				
Sales	93,852.13	165,799.58	17,457.00	29,842.18
Cost of Goods Sold				
Cost of Goods Sold	14,056.25	74,238.22		4,000.00
Gross Profit	79,795.88	91,561.36	17,457.00	25,842.18
Expenses				
Advertising & Marketing	81,287.90	44,855.94	11,390.15	15,412.78
Wages and Salaries	284,187.97	122,256.44	53,477.55	65,341.96
General & Admin Expenses				
Agency Fees	35,050.00		13,800.00	
Bad Debts	100,000.00	25,000.00		25,000.00
Campaign Expenses		7,000.00		
Conferences	971.99	13,657.70	971.99	13,657.70
Consulting Fees	16,862.60		3,529.60	
Crowdfunding Fees	20,000.00	3,047.60		
Development Services	242,000.00	15,000.00		15,000.00
Operating Expenses	121,739.89	110,859.15	37,336.07	29,261.68
OTC Market Membership		3,000.00		
Total General & Admin Expenses	536,624.48	177,564.45	55,637.66	82,919.38
Total Expenses	902,100.35	344,676.83	120,505.36	163,674.12
Net Operating Income (Loss)	(822,304.47)	(253,115.47)	(103,048.36)	(137,831.94)
Interest Expense	50,850.68		31,632.19	2,200.00
Amortization Expense	29,637.60	27,137.60	8,034.40	6,784.40
Net Income (Loss)	(902,792.75)	(280,253.07)	(142,714.95)	(146,816.34)

Geopulse Exploration, Inc
Comparative Balance Sheet

	December 31, 2019	December 31, 2018
ASSETS		
Current Assets		
Bank Accounts		
Bank of America (1879)	491.20	13,569.77
Business Fundamentals Chk (6027)	1,557.46	1,204.56
Total Bank Accounts	2,048.66	14,774.33
Accounts Receivable		
Accounts Receivable (A/R)	237,157.00	204,700.00
Allowance for Bad Debts	(150,000.00)	(50,000.00)
Total Accounts Receivable	87,157.00	154,700.00
Other Current Assets		
Employee Cash Advances	2,000.00	2,000.00
Inventory	5,060.35	5,060.35
Investments - Other	50,663.48	103,150.00
Reserve for Loss on Investments	(30,000.00)	(30,000.00)
Total Other Current Assets	27,723.83	80,210.35
Total Current Assets	116,929.49	249,684.68
Fixed Assets		
Purchase of Nvestly.com	135,688.00	135,688.00
API License	25,000.00	
Amortization of Nvestly.com Purchase	(81,412.80)	(54,275.20)
Amortization of API License	(2,500.00)	
Total Other fixed assets	76,775.20	81,412.80
Total Fixed Assets	76,775.20	81,412.80
Other Assets		
Purchase of Geopulse	100,000.00	100,000.00
Total Other Assets	100,000.00	100,000.00
TOTAL ASSETS	293,704.69	431,097.48

Geopulse Exploration, Inc
Comparative Balance Sheet

	December 31, 2019	December 31, 2018
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accounts Payable	192,000.00	
Accrued Cost of Sales to ML	96,709.69	96,709.69
Accrued Interest Payable	52,750.68	4,400.00
Total Other Current Liabilities	**341,460.37**	**101,109.69**
Total Current Liabilities	**341,460.37**	**101,109.69**
Long-Term Liabilities		
Notes Payable	246,036.97	91,036.97
Total Long-Term Liabilities	**246,036.97**	**91,036.97**
Total Liabilities	**587,497.34**	**192,146.66**
Equity		
Common Stock	166,352.65	166,352.65
Preferred Stock, Series A	605,269.03	235,219.75
Retained Earnings	(162,621.58)	117,631.49
Net Income	(902,792.75)	(280,253.07)
Total Equity	**(293,792.65)**	**238,950.82**
TOTAL LIABILITIES AND EQUITY	**293,704.69**	**431,097.48**

Geopulse Exploration, Inc
Statement of Cash Flows
December 2019 and 2018

	12 months ended 12/31/2019	12 months ended 12/31/2018
OPERATING ACTIVITIES		
Net Income	(902,792.75)	(280,253.07)
Accounts Receivable (A/R)	(32,457.00)	(100.00)
Allowance for Bad Debts	100,000.00	25,000.00
Ammortization of API License	2,500.00	
Accrued Interest Payable	48,350.68	2,200.00
Inventory		(5,060.35)
Accounts Payable (A/P)	192,000.00	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	310,393.68	22,039.65
Net cash provided by operating activities	(592,399.07)	(258,213.42)
INVESTING ACTIVITIES		
Investments - Other	52,486.52	(20,000.00)
Amortization of Nvestly.com Purchase	27,137.60	27,137.60
Purchase of API License	(25,000.00)	(100,000.00)
Net cash provided by investing activities	54,624.12	(92,862.40)
FINANCING ACTIVITIES		
Loans Payable	526,049.28	358,310.72
Net cash provided by financing activities	526,049.28	358,310.72
Net cash increase for period	(12,725.67)	7,234.90
Cash at beginning of period	14,774.33	7,539.43
Cash at end of period	2,048.66	14,774.33

Geopulse Exploration, Inc.
Notes to Consolidated Financial Statements
December 31, 2019

NOTE 1 – NATURE OF OPERATIONS Geopulse Exploration, Inc. was formed on August 13, 2004 ("Inception") in the State of Nevada. The financial statements of Geopulse Exploration, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA. The Company has one wholly-owned subsidiary, Growth Circle, Inc., and does business as CannCo Brands & Development. CannCo Brands is aimed at building and leveraging new technologies to support emerging economies and markets, such as the legal cannabis market. CannCo is developing a proprietary blockchain technology which will power and support a network of infrastructure partners for legally operating cannabis businesses throughout the United States and Canada.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2019 and 2018. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from advertising, production and consulting services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods in the last 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – DEBT The Company does not maintain any inventory. It has incurred debt in the course of acquiring Nvestly.com. The balance of that debt is currently $54,438.00. Additionally, the Company was loaned money from a Shareholder in the amount of $34,487. The Note bears interest at a rate of 10% per annum, and the total accrued interest is $6,600. The Company's founder has accrued compensation in the amount of $96,710 that has been unpaid.

The Company was loaned money on July 18, 2019 in the amount of $30,000 with interest at a rate of 100% per annum. The loan is due and payable on July 18, 2020. Total accrued interest is $13,726.

The Company was loaned money on July 30, 2019 in the amount of $50,000 with interest at a rate of 100% per annum. The loan is due and payable on July 30, 2020. Total accrued interest is $21,233.

The Company was loaned money on September 20, 2019 in the amount of $10,000 with interest at a rate of 100% per annum. The loan is due and payable on September 20, 2020. Total accrued interest is $2794.

The Company was loaned money on October 1, 2019 in the amount of $20,000 with interest at a rate of 100% per annum. The loan is due and payable on October 1, 2020. Total accrued interest is $5,041.

The Company was loaned money on November 12, 2019 in the amount of $25,000 with interest at a rate of 100% per annum. The loan is due and payable on November 12, 2020. Total accrued interest is $3,356.

NOTE 4 – COMMITMENTS AND CONTINGENCIES We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 200,000,000 shares of our common stock with par value of $0.001. As of December 31, 2019 the company had issued 87,543,987 shares of its common stock.

Preferred Stock
We have authorized the issuance of 2,000,000 shares of our preferred common stock with par value of $0.001. As of December 31, 2019 the company had issued 1,000,000 shares of its preferred stock. The preferred stock has 100 votes per share, and is convertible into common shares at a ratio of 1:1.

NOTE 6 – RELATED PARTY TRANSACTIONS From time to time the Company has borrowed from its founder, Marcus Laun, these borrowings currently stand at $32,112.

NOTE 7 – SUBSEQUENT EVENTS The Company has evaluated subsequent events that occurred after December 31, 2019 through March 24, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, <u>Marcus Laun</u>, Principal Executive Officer of Geopulse Exploration, Inc., hereby certify that the financial statements of Geopulse Exploration, Inc included in this Report are true and complete in all material respects.

/s/ Marcus Laun

_____

Principal Executive Officer